Exhibit 99.1

Metalpha Receives Notification of Deficiency from The Nasdaq Stock Market LLC

(Hong Kong, August 19, 2024) -- Metalpha Technology Holding Limited (Nasdaq: MATH) (the “Company” or “Metalpha”), a global digital asset-focused wealth management company, today announced that on August 15, 2024 it has received a written notice from The Nasdaq Stock Market LLC (the “Nasdaq”) which states that, as a result of not having timely filed its annual report on Form 20-F for the fiscal year ended March 31, 2024 (the “2024 Form 20-F”), Metalpha is not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of periodic reports with the Securities and Exchange Commission (the “SEC”). This notice has no immediate effect on the listing or trading of Metalpha’s ordinary shares on the Nasdaq Capital Market.

The Company is required by Nasdaq to submit its plan to regain compliance within 60 calendar days, or no later than October 14, 2024. If the plan is accepted by Nasdaq, the Company can be granted up to 180 calendar days from the 2024 Form 20-F’s due date, or until February 10, 2025, to regain compliance.

The Company was not able to file the 2024 Form 20-F by its due date primarily due to the additional time needed to prepare the 2024 Form 20-F, as set forth in the Form 12b-25 submitted to the SEC on July 31, 2024. Metalpha continues to work diligently to complete the 2024 Form 20-F and strives to file it with the SEC as soon as reasonably practicable.

About Metalpha Technology Holding Limited

Founded in 2015, Metalpha Technology Holding Limited (Nasdaq: MATH) went public on October 20, 2017. The listed Company, through its subsidiaries, is dedicated to providing investing and wealth management services with a full-service, institutional-grade platform. With dedicated blockchain expertise, the Company aims to become a leader in the field of crypto wealth management services, bringing robust innovation and transparency to the customers and businesses it serves.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause Metalpha’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Contact

Yiwei Wang

info@metalpha.finance